Exhibit 99.1

MakeMyTrip Announces Proposed Primary Offering of Ordinary Shares

NEW YORK and GURUGRAM, June 16, 2025 – MakeMyTrip Ltd (NASDAQ: MMYT, the “Company” or “MakeMyTrip”), today announced the commencement of a proposed primary offering of 14,000,000 ordinary shares of the Company, par value US$0.0005 per share (the “Primary Shares”), subject to market and other conditions, in an underwritten registered public offering (the “Primary Equity Offering”). The underwriters will have a 13-day option to purchase up to 2,100,000 additional ordinary shares. The offering price of the Primary Equity Offering will be determined at the time of pricing of the Primary Equity Offering.

The Company also announced today, the commencement of a proposed offering of 0.00% convertible senior notes in an aggregate principal amount of US$1.25 billion due 2030 (the “Notes Offering”), subject to market conditions and other factors, in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company expects to grant the initial purchasers in the Notes Offering an option to purchase up to an additional US$187.5 million in aggregate principal amount of the Notes, exercisable for settlement within a 13-day period, beginning on, and including, the first date on which the Notes are issued. The initial conversion rate, offering price and other terms of the notes have not been finalized and will be determined at the time of pricing of the Notes Offering.

MakeMyTrip plans to use the entire net proceeds from the Primary Equity Offering and the Notes Offering for the Repurchase (as described below) of a portion of the Class B shares of the Company from Trip.com Group Limited (“Trip.com”).

Repurchase

MakeMyTrip plans to use the entire net proceeds from the Primary Equity Offering and the Notes Offering to repurchase a portion of its Class B shares, from Trip.com at a price based on the net offering price of the Primary Equity Offering, after deducting, on a per share basis, estimated underwriting discounts and commissions for both the Primary Equity Offering and the Notes Offering (such transaction, the “Repurchase”). The Repurchase will be made pursuant to the Share Repurchase Agreement entered on June 16, 2025 between MakeMyTrip and Trip.com.

Other Matters

Nothing in this press release shall constitute an offer to sell or the solicitation of an offer to buy any securities, including the Notes or the Primary Shares, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Primary Equity Offering is being made only by means of prospectus supplement and accompanying prospectus pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The closing of each of the Notes Offering and the Primary Equity Offering is conditioned upon the closing of each of the other offerings and vice versa. If the concurrent Notes Offering is not consummated, the concurrent Primary Equity Offering will terminate.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as joint book-running managers for the Primary Equity Offering.

The Company has filed an automatic shelf registration statement on Form F-3 with the SEC. A prospectus supplement and the related base prospectus describing the terms of the Primary Equity Offering have been filed with the SEC. When available, the final prospectus supplement for the Primary Equity Offering will be filed with the SEC. The Primary Equity Offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement and the accompanying base prospectus may be obtained by contacting: (i) Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or (ii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: 866-803-9204 or by email: at prospectus-eq_fi@jpmchase.com.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about MakeMyTrip’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of MakeMyTrip, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of MakeMyTrip, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: MakeMyTrip’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic, social, and political conditions, currency exchange fluctuations and inflation; expected growth of markets in which MakeMyTrip operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of MakeMyTrip’s annual report on Form 20-F for the fiscal year ended March 31, 2025, as well as in other documents filed by MakeMyTrip from time to time with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MakeMyTrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

We own and operate well-recognized online travel brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India and overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, bus ticketing, rail ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, forex services, and visa processing. We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways, and all major Indian bus operators.

For more details, please contact:

Mohit Kabra

Group Chief Financial Officer

MakeMyTrip Limited

groupcfo@go-mmt.com